SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

      Schedule 13D

      Under the Securities Exchange Act of 1934
      (Amendment No. 2)*

       Astea International Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

 04622E109
(CUSIP Number)

Ronald J. Muns
8350 Alpinview Way
 Colorado Springs, Colorado  80919
                             (719) 593-7802
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  June 30, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      (Continued on following page(s))

      Page 1 of 5 Pages


1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON






Ronald J. Muns



2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


      (a) [ ]

      (b) [ ]


3

SEC USE ONLY


4

SOURCE OF FUNDS*


5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States






NUMBER OF

SHARES


7

SOLE VOTING POWER

1,125,570



BENEFICIALLY

OWNED BY
8

SHARED VOTING POWER

100,000



EACH

REPORTING


9

SOLE DISPOSITIVE POWER

1,125,570



PERSON

WITH


10

SHARED DISPOSITIVE POWER

100,000



11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,225,570




12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.27%



14

TYPE OF REPORTING PERSON*

IN


      Amendment No. 2 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc. (the "Company"). Items 5, 6 and 7 of this statement, previously filed by Ronald J. Muns (the "Reporting Person"), are hereby amended as set forth below.

Item 5.     Interest in Securities of the Issuer.

No change except for the addition of the following:

(a) The Reporting Person is the direct beneficial owner of 1,225,570 Shares, or approximately 9.27% of the 13,228,419 Shares outstanding as of May 9, 1997, according to information contained in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997. Such shares include (i) 90,000 Shares which the Reporting Person has the right to acquire pursuant to the grant of an option by the Company to the Reporting Person described in Item 5(c) below and (ii) 100,000 Shares held by the Muns Family Partnership, a limited partnership of which the Reporting Person and his wife are the sole general partners.

(c) The table below sets forth sales of the Shares by the Reporting Person during the last 60 days. The Reporting Person effected all of such sales on the NASDAQ National Market.


Date


Amount of Shares Sold

Approximate Price
Per Share
(exclusive of commissions)
6/16/97
10,000
$3.40

      On June 30, 1997, the Reporting Person entered into the agreements with the Company described under Item 6 pursuant to which, among other things, the Company granted to the Reporting Person a ten year option to acquire 90,000 Shares at a price of $3.06 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On June 30, 1997, the Reporting Person entered into an agreement pursuant to which the Reporting Person agreed, among other things, to settle various claims he had previously asserted against the Company in connection with the Company's 1996 acquisition of Bendata, Inc. from the Reporting Person and others. Under the settlement agreement, the Company (i) granted the Reporting Person an ten year option to acquire 90,000 Shares at $3.06 per Share, (ii) agreed to pay the Reporting Person cash in the amount of $1.00 per Share for each Share sold by the Reporting through September 30, 1997, up to a maximum of $300,000 and (iii) agreed to pay the Reporting Person an additional $1 million in cash in installments over five years. The foregoing summary of the agreements between the Company and the Reporting Person is qualified in its entirety to the full text of the agreements attached as exhibits 1 and 2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Agreement dated as of June 30, 1997 between Astea International, Inc. and Ronald J. Muns.

2. Option Agreement dated June 30, 1997 between Astea International Inc. and Ronald J. Muns

       Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 1997


  /s/ Ronald J. Muns
Ronald J. Muns